Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

FS MVP Private Markets Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$39,740,886.00		$608,433.00

Total Transaction Valuation:		$39,740,886.00
Total Fees Due for Filing:				$608,433.00
Total Fees Previously Paid:				608,433.00
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $6,084,33 was paid in connection with the filing of the Schedule TO-I by MVP Private Markets Fund (File No. 005-93895) on November 1, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.